FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 26, 2015

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland plc
Results for the year ended 31 December 2014

The Royal Bank of Scotland plc (the 'Bank' or 'RBS plc') is a wholly-owned subsidiary of The Royal Bank of Scotland Group plc (the 'holding company' or 'RBSG'). The 'Group' comprises RBS plc and its subsidiary and associated undertakings. 'RBS Group' comprises the holding company and its subsidiary and associated undertakings.

Financial review

The Group reports an attributable loss of £3,234 million compared with a loss of £7,309 million in 2013. The result included a loss from discontinued operations of £3,486 million, which reflected an accounting write down of £3,994 million in relation to Citizens which has been written down to fair value less costs to sell as a consequence of it being reclassified as held-for-sale, and a tax charge of £2.0 billion, which included a £1.5 billion write-off of deferred tax assets.

Operating profit/(loss) before tax
Operating profit before tax was £2,403 million compared with a loss of £7,367 million in 2013. The significant improvement reflects net impairment releases of £1,337 million, compared with impairment losses of £8,137 million in 2013 and lower charges for litigation, conduct and redress costs of £2,202 million (2013 - £4,465 million). This was partially offset by a decline in income from trading activities, down £1,670 million to £1,190 million.

Net interest income
Net interest income increased by £236 million, or 3%, to £8,866 million largely reflecting improvements in deposit margins in Personal & Business Banking (PBB) and Commercial & Private Banking (CPB).

Non-interest income
Non-interest income decreased by £2,373 million, 29% to £5,752 million compared with £8,125 million in 2013, primarily due to lower income from trading activities, down £1,670 million to £1,190 million in line with Corporate & Institutional Banking's (CIB) smaller balance sheet and reduced risk profile, lower net fees and commissions, down £228 million, or 6%, mainly in CIB and Commercial Banking, and reduced AFS gains in Treasury, down £517 million to £244 million from £761 million in 2013.

Operating expenses
Operating expenses decreased by £2,433 million, or 15%, to £13,552 million from £15,985 million in 2013. Operating expenses, excluding restructuring costs and litigation, conduct and redress costs, declined £752 million, or 7%, to £10,196 million (2013 - £10,948 million) mainly reflecting the benefits of cost savings initiatives.

Litigation, conduct and redress costs were £2,202 million compared with £4,465 million, which in 2013 included a charge relating to regulatory and legal actions of £3,015 million, primarily relating to mortgage-backed securities and securities related litigation. Charges in 2014 include: investigations into the foreign exchange market (£720 million), investment advice in retail and private banking (£190 million), the fine relating to the 2012 IT incident (£59 million), PPI costs (£650 million), Interest Rate Hedging Products redress costs (£185 million) and other costs of £398 million including provisions relating to packaged accounts and investment products.

Restructuring costs increased £582 million to £1,154 million (2013 - £572 million), including £378 million in relation to Williams and Glyn.

Impairment releases/(losses)
Net impairment releases were £1,337 million in 2014 compared with a net impairment charge of £8,137 million in the prior year, which included £4,821 million relating to the creation of RCR.Releases were recorded principally in RCR (£1,298 million) and in Ulster Bank (£365 million) and reflected improving Irish economic and property market conditions and proactive debt management.

Financial review

Discontinued operations
During the second half of 2014 the RBS Group disposed of 29.5% of its interest in Citizens primarily through an initial public offering. The RBS Group plans to cede control, by the end of 2015 and therefore Citizens is classified as a disposal group at 31 December 2014 and its results presented as a discontinued operation with comparatives re-presented. The results of Citizens in discontinued operations include a £3,994 million fair value write-down in relation to its reclassification to disposal groups.

Capital ratios
Capital ratios at 31 December 2014 were 10.0% (Common Equity Tier 1), 10.0% (Tier 1) and 15.5% (Total). Risk-weighted assets calculated in accordance with Prudential Regulation Authority definitions are set out below:

Risk-weighted assets by risk	2014 £bn	2013 (1) £bn

Credit risk
- non-counterparty	252.6	277.7
- counterparty	29.9	22.5
Market risk	22.8	28.8
Operational risk	35.3	37.5

	340.6	366.5

Note:
(1)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

Strategic review of CIB
On 26 February 2015, RBS Group announced that it is making further changes to improve its medium-term returns, building  a stronger, safer and more sustainable business, focused mainly on UK and Western European customers, both corporates and financial institutions, supported by trading and distribution platforms in the UK, US and Singapore. These changes will create a more focused corporate and institutional bank built on existing product and service strengths. RBS Group will have a strong, client-focused product offering in sterling, US dollar and euro, including:

●	Debt financing, with debt capital markets, structured finance and loans.

●	Risk management in currency, rates and inflation.

●	Transaction services, with UK-focused cash, payments and trade.

CIB will reduce its geographical footprint to approximately 13 countries, compared with 38 at the end of 2014, though RBS Group will also retain its back office operations in Poland and India. In addition to its main distribution and trading hubs in the UK, US and Singapore, RBS Group will remain present in a number of Western European countries with coverage teams. A small sales team will be retained in Japan. US operations will shrink, while retaining the presence required to support the US dollar needs of RBS Group's UK and Western European customers. Priority client sectors will be targeted in infrastructure, transportation, financial institutions, energy and resources.

CIB will continue to reduce its balance sheet and risk profile. RWAs will be reduced by 60% by 2019, with a reduction of more than £25 billion targeted in 2015. Third party assets will be reduced by more than 60% by 2019.

This CIB strategy leaves RBS Group well-placed to meet the ring-fencing requirements of the Banking Reform Act 2013. As previously indicated, RBS Group intends to place most banking services inside the ring fence. CIB's remaining "Markets" activities, the operations of RBS International and some corporate banking activity are expected to remain outside the ring-fenced bank in separate legal entities.

Condensed consolidated income statement
for the year ended 31 December 2014

	2014	2013
	£m	£m

Interest receivable	12,805	14,151
Interest payable	(3,939)	(5,521)

Net interest income	8,866	8,630

Fees and commissions receivable	4,320	4,598
Fees and commissions payable	(842)	(892)
Income from trading activities	1,190	2,860
Gain on redemption of own debt	6	162
Other operating income	1,078	1,397

Non-interest income	5,752	8,125

Total income	14,618	16,755
Operating expenses	(13,552)	(15,985)

Profit before impairment losses	1,066	770
Impairment releases/(losses)	1,337	(8,137)

Operating profit/(loss) before tax	2,403	(7,367)
Tax charge	(2,033)	(307)

Profit/(loss) from continuing operations	370	(7,674)
(Loss)/profit from discontinued operations, net of tax	(3,486)	410

Loss for the year	(3,116)	(7,264)
Non-controlling interests	(57)	13
Preference shareholders	(61)	(58)

Loss attributable to ordinary shareholders	(3,234)	(7,309)

Condensed consolidated statement of comprehensive income
for the year ended 31 December 2014

	2014	2013
	£m	£m

Loss for the year	(3,116)	(7,264)
Items that do not qualify for reclassification
Actuarial (losses)/gains on defined benefit plans	(100)	443
Tax	(36)	(246)

	(136)	197

Items that do qualify for reclassification
Available-for-sale financial assets	132	(1,907)
Cash flow hedges	1,412	(2,485)
Currency translation	434	(197)
Tax	(401)	1,101

	1,577	(3,488)

Other comprehensive income/(loss) after tax	1,441	(3,291)

Total comprehensive loss for the year	(1,675)	(10,555)

Attributable to:
Non-controlling interests	194	(10)
Preference shareholders	61	58
Ordinary shareholders	(1,930)	(10,603)

	(1,675)	(10,555)

Key points

●	The movement in available-for-sale financial assets during the year predominantly reflects unrealised gains arising on US bonds.

●	Cash flow hedging gains in the year largely result from significant decreases in sterling and euro swap rates across the maturity profile of the portfolio.

●	Currency translation gains in the year are principally due to the weakening of sterling against the US dollar.

●
Actuarial losses on defined benefit plans in 2014 arose as a result of a reduction in long-term high quality corporate bond yields and therefore the discount rate used to value defined benefit obligations and a change to the assumed rate of future improvement in mortality. Actuarial losses have been partially offset by actuarial gains in the main pension scheme arising from a higher value of assets than expected.

Condensed consolidated balance sheet
at 31 December 2014

	2014	2013
	£m	£m

Assets
Cash and balances at central banks	73,983	79,993
Amounts due from fellow subsidiaries	2,333	15,058
Other loans and advances to banks	42,259	51,425
Loans and advances to banks	44,592	66,483
Amounts due from holding company and fellow subsidiaries	1,323	1,620
Other loans and advances to customers	375,615	437,480
Loans and advances to customers	376,938	439,100
Debt securities subject to repurchase agreements	22,923	51,970
Other debt securities	61,351	48,726
Debt securities	84,274	100,696
Equity shares	5,203	8,278
Settlement balances	4,710	5,634
Amounts due from holding company and fellow subsidiaries	2,738	3,413
Other derivatives	351,844	285,990
Derivatives	354,582	289,403
Intangible assets	7,765	12,352
Property, plant and equipment	6,123	7,866
Deferred tax	1,510	3,435
Prepayments, accrued income and other assets	4,413	5,904
Assets of disposal groups	81,033	790

Total assets	1,045,126	1,019,934

Liabilities
Amounts due to fellow subsidiaries	4,208	2,463
Other deposits by banks	59,642	62,700
Deposits by banks	63,850	65,163
Amounts due to holding company and fellow subsidiaries	5,843	5,207
Other customers accounts	389,156	467,097
Customer accounts	394,999	472,304
Debt securities in issue	41,996	59,746
Settlement balances	4,498	5,245
Short positions	23,028	28,004
Amounts due to holding company and fellow subsidiaries	2,005	2,586
Other derivatives	348,778	283,547
Derivatives	350,783	286,133
Accruals, deferred income and other liabilities	12,262	14,753
Retirement benefit liabilities	2,550	3,188
Deferred tax	236	189
Amounts due to holding company	19,639	19,825
Other subordinated liabilities	10,830	13,309
Subordinated liabilities	30,469	33,134
Liabilities of disposal groups	71,284	3,210

Total liabilities	995,955	971,069

Equity
Non-controlling interests	2,385	79
Owners' equity
Called up share capital	6,609	6,609
Reserves	40,177	42,177

Total equity	49,171	48,865

Total liabilities and equity	1,045,126	1,019,934

Condensed consolidated balance sheet
at 31 December 2014

Key points

•
Total assets increased by £25.2 billion to £1,045.1 billion. Excluding derivatives, total assets decreased by £40.0 billion primarily driven by reductions in loans and advances to banks and cash and balances at central banks.

•
Assets and liabilities of disposal groups increased £80.2 billion to £81.0 billion and £68.1 billion to £71.3 billion respectively as a result of the transfer of Citizens to disposal groups at 31 December 2014. There were corresponding decreases in other assets and liabilities, primarily loans and advances to banks, loans and advances to customers, debt securities, deposits by banks, customer accounts and debt securities in issue.

•	Loans and advances to banks decreased by £21.9 billion as a result of a reduction in amounts due from fellow subsidiaries, reductions in reverse repos and inter-bank lending.

•
Loans and advances to customers decreased by £62.2 billion, primarily due to the transfer of Citizens to disposal groups (£59.6 billion) together with reductions in reverse repos in CIB and disposals of Ulster Bank loans in RCR, partly offset by an increase in mortgage lending in UK Personal & Business Banking (UK PBB).

•	Debt securities decreased by £16.4 billion as a result of the transfer of Citizens to disposal groups (£15.3 billion).

•	Customer accounts decreased by £77.3 billion, primarily as a result the transfer of Citizens to disposal groups (£61.3 billion) together with a reduction in repos in CIB.

•	Debt securities in issue decreased by £17.8 billion due to the buy-back and maturity of medium term notes in issue given the lower funding requirements of a reduced balance sheet.

Condensed consolidated statement of changes in equity
for the year ended 31 December 2014

	2014	2013
	£m	£m

Called-up share capital
At beginning and end of year	6,609	6,609

Share premium account
At beginning of year	26,290	26,081
Redemption of preference shares classified as debt	517	-
Ordinary share issued on cross-border merger (1)	-	209

At end of year	26,807	26,290

Merger reserve
At beginning of year	10,800	10,881
Unwind of merger reserve	34	-
Merger reserve created on cross-border merger (2)	-	(81)

At end of year	10,834	10,800

Available-for-sale reserve
At beginning of year	359	1,750
Unrealised gains/(losses)	504	(844)
Realised gains	(409)	(1,063)
Tax	(45)	516
Transfer to retained earnings	(9)	-

At end of year	400	359

Cash flow hedging reserve
At beginning of year	(86)	1,815
Amount recognised in equity	2,869	(1,082)
Amount transferred from equity to earnings	(1,457)	(1,403)
Tax	(334)	584
Transfer to retained earnings	34	-

At end of year	1,026	(86)

Foreign exchange reserve
At beginning of year	1,842	2,041
Retranslation of net assets	403	(287)
Foreign currency (losses)/gains on hedges of net assets	(82)	87
Tax	(9)	1
Transfer to retained earnings	(392)	-

At end of year	1,762	1,842

Retained earnings
At beginning of year	2,972	10,111
Profit/(loss) attributable to ordinary and equity preference shareholders
- continuing operations	365	(7,661)
- discontinued operations	(3,538)	410
Equity preference dividends paid	(61)	(58)
CFG initial public offering
- transfer from available-for-sale reserve	9	-
- transfer from cash flow hedging reserve	(34)	-
- transfer from foreign exchange reserve	392	-
Costs relating to CFG initial public offering	(45)	-
Actuarial (losses)/gains recognised in retirement benefit schemes
- gross	(100)	443
- tax	(36)	(246)
Shares in holding company released under employee share schemes	-	(76)
Redemption of preference shares classified as debt	(517)	-
Shares issued under employee share schemes	(91)	-
Share-based payments
- gross	29	48
- tax	3	1

At end of year	(652)	2,972

Owners' equity at end of year	46,786	48,786

Condensed consolidated statement of changes in equity
for the year ended 31 December 2014

	2014	2013
	£m	£m

Non-controlling interests
At beginning of year	79	137
Currency translation adjustments and other movements	113	3
Profit/(loss) attributable to non-controlling interests
- continuing operations	5	(13)
- discontinued operations	52	-
Dividends paid	(4)	(5)
Movements in available-for-sale securities
- unrealised gains	37	-
- tax	(13)	-
Movements in cash flow hedging reserve
- amount recognised in equity	18	-
- recycled to profit or loss on disposal of discontinued operations	(18)	-
Equity raised (3)	2,117	-
Equity withdrawn and disposals	(1)	(43)

At end of period	2,385	79

Total equity at end of period	49,171	48,865

Total equity is attributable to:
Non-controlling interests	2,385	79
Ordinary shareholders	46,786	48,786

	49,171	48,865

Notes:
(1)
In 2013, one ordinary share was issued at a premium of £209 million on the cross-border merger with RBS Bank (Romania) S.A. in connection with the transfer of all of RBS N.V.'s Romania business to the company.

(2)	In 2013, a premium was paid to acquire the assets and liabilities of RBS N.V.'s Korean business.
(3)	£2,117 million relating to the initial public offering of CFG.

Condensed consolidated cash flow statement
for the year ended 31 December 2014

	2014	2013
	£m	£m

Operating activities
Operating profit/(loss) before tax from continuing operations	2,403	(7,367)
(Loss)/profit before tax from discontinued operations	(3,258)	606
Adjustments for non-cash items	(1,658)	4,974

Net cash outflow from trading activities	(2,513)	(1,787)
Changes in operating assets and liabilities	(11,605)	(18,983)

Net cash flows from operating activities before tax	(14,118)	(20,770)
Income taxes paid	(302)	(195)

Net cash flows from operating activities	(14,420)	(20,965)

Net cash flows from investing activities	(4,910)	16,502

Net cash flows from financing activities	(2,000)	(1,084)

Effects of exchange rate changes on cash and cash equivalents	682	402

Net decrease in cash and cash equivalents	(20,648)	(5,145)
Cash and cash equivalents at beginning of year	127,956	133,101

Cash and cash equivalents at end of year	107,308	127,956

Notes

1. Basis of preparation
The Group's condensed financial statements should be read in conjunction with the 2014 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
Having reviewed the Group's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the Accounts for the year ended 31 December 2014 have been prepared on a going concern basis.

Restatements
On 27 February 2014, the Group announced the reorganisation of the previously reported operating divisions into three franchises. In addition, in order to present a more complete picture of funding, operational and business costs of the franchises and operating segments, certain reporting changes were implemented.

For further information on these changes refer to Note 7.

Citizens was classified as a disposal group on 31 December 2014 and its assets and liabilities at that date have been aggregated and presented as separate lines in accordance with IFRS 5. Citizens was also reclassified as a discontinued operation with comparative year results and cash flows re-presented accordingly.

2. Accounting policies
There have been no significant changes to the Group's principal accounting policies as set out on pages 208 to 216 of the 2013 Annual Report and Accounts apart from the adoption of new and revised IFRSs that were effective from 1 January 2014:

'Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)' adds application guidance to IAS 32 to address inconsistencies identified in the application of the standard's criteria for offsetting financial assets and financial liabilities.

'Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)' applies to investment entities; such entities should account for their subsidiaries (other than those that provide services related to the entity's investment activities) at fair value through profit or loss.

IFRIC 21 'Levies' provides guidance on accounting for levies payable to public authorities if certain conditions are met on a particular date.

IAS 36 'Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)' aligns IAS 36's disclosure requirements about recoverable amounts with IASB's original intentions.

IAS 39 'Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)' provides relief from discontinuing hedge accounting on novation of a derivative designated as a hedging instrument.

The implementation of these requirements has not had a material effect on the Group's financial statements.

Notes

2. Accounting policies (continued)

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of the Group's financial condition are those relating to pensions; goodwill; provisions for liabilities; deferred tax; loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgments are described on pages 216 to 219 of the 2013 Annual Report and Accounts.

Recent developments in IFRS
In July 2014 the IASB published IFRS 9 'Financial Instruments'. IFRS 9 replaces the current financial instruments standard IAS 39, setting out new accounting requirements in a number of areas. First, there are revisions to the classification and measurement of financial instruments. There are new restrictions on the ability to account for financial assets at amortised cost and a prohibition on the bifurcation of embedded derivatives from financial assets. Accounting for financial liabilities is largely unchanged except for the treatment of changes in the fair value of liabilities designated as at fair value through profit or loss attributable to own credit risk; these are recognised in other comprehensive income. Secondly, there are amended requirements for hedge accounting designed to align the accounting more closely to the risk management framework and remove or simplify some of the rule-based requirements of IAS 39. The basic mechanics of hedge accounting: fair value, cash flow and net investment hedges are retained. Finally, there is a new approach to credit impairment provisions moving from IAS 39's incurred loss model to an expected loss model. An expected loss model will result in the recognition of credit impairment losses earlier than an incurred loss model. IFRS 9 is effective for periods beginning on or after 1 January 2018.

IFRS 9 makes major and fundamental changes to accounting for financial instruments. The Group is continuing its assessment of its effect on the Group's financial statements.

The IASB also published:

●	in January 2014 IFRS 14 'Regulatory Deferral Accounts' which permits costs that can be deferred in the presentation of regulatory accounts to be deferred also in accordance with IFRS.

●
in May 2014 IFRS 15 'Revenue from Contracts with Customers' effective from 1 January 2017 replacing IAS 11 'Construction Contracts', IAS 18 'Revenue' and several Interpretations. Contracts are bundled or unbundled into distinct performance obligations with revenue recognised as the obligations are met.

●
in May 2014 'Accounting for Acquisitions of interests in Joint Operations', an amendment to IFRS 11 'Joint Arrangements' to clarify that the donor of assets and liabilities to a joint operation should hold its continuing interest in them at the lower of cost and recoverable amount.

●
in May 2014 'Clarification of Acceptable Methods of Depreciation and Amortisation' amending IAS 16 'Property, Plant and Equipment and IAS 38 'Intangible Assets' to require any policy less prudent than straight line to be justified.

Notes

2. Accounting policies (continued)
Annual Improvements to IFRS 2012 - 2014 cycle was issued in September 2014 making a number of minor amendments to IFRS. Its effective date is 1 January 2016.

Amendments to IFRS 10 'Consolidated Financial Statements', IFRS 12 'Disclosure of Interests in Other Entities' and IAS 28 'Investments in Associates and Joint Ventures' were issued in September 2014 to clarify the accounting for sales between an investor, its associates or joint ventures, and in December 2014 to clarify the application of the investment entity consolidation exception.  Their effective date is 1 January 2016.

An amendment to IAS 1 'Presentation of Financial Statements' was issued in December 2014 to clarify the application of materiality to financial statements.  Its effective date is 1 January 2016.

The Group is reviewing these requirements to determine their effect, if any, on its financial reporting.

3. Operating expenses
	2014	2013
	£m	£m

Staff costs	5,683	5,929
Premises and equipment	2,059	1,994
Other administrative expenses (1)	4,361	6,530
Depreciation and amortisation	926	1,109
Write-down of goodwill and other intangible assets	523	423

	13,552	15,985

Note:
(1)
Other administrative expenses include Payment Protection Insurance costs and Interest Rate Hedging Products redress and related costs (as detailed below), other litigation and conduct costs, and UK Bank levy.

Payment Protection Insurance (PPI)
An additional charge of £650 million has been recognised for PPI in 2014 as a result of the expected persistency of customer complaint volumes. The cumulative charge in respect of PPI is £3.7 billion, of which £2.9 billion (79%) in redress and expenses had been utilised by 31 December 2014. Of the £3.7 billion cumulative charge, £3.4 billion relates to redress and £0.3 billion to administrative expenses.

	2014	2013
	£m	£m

At beginning of year	926	895
Charge to income statement - continuing operations	650	900
Utilisations	(777)	(869)

At end of year	799	926

Notes

3. Operating expenses (continued)
The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Single premium book past business review take up rate	49%	52%	+/-5	+/-56
Uphold rate (1)	90%	89%	+/-5	+/-25
Average redress	£1,700	£1,660	+/-5	+/-26

Note:

(1)	Uphold rate excludes claims where no PPI policy was held.

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost of administering the redress process. The Group expects the majority of the cash outflows associated with the remaining provision to have occurred by Q2 2016. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. We will continue to monitor the position closely and refresh its assumptions.

Interest Rate Hedging Products (IRHP) redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority (now being dealt with by the Financial Conduct Authority (FCA)), the Group agreed to provide redress to customers in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. An additional charge of £185 million has been recognised in Q4 2014, principally reflecting a marginal increase in our redress experience compared to expectations and the cost of a small number of consequential loss claims over and above interest offered as part of basic redress. We have now agreed outcomes with the independent reviewer on all cases. A cumulative charge of £1.4 billion has been recognised, of which £1.1 billion relates to redress and £0.3 billion relates to administrative expenses. We continue to monitor the level of provision given the remaining uncertainties over the eventual cost of redress, including the cost of consequential loss claims.

	2014	2013
	£m	£m

At beginning of year	1,077	676
Charge to income statement - continuing operations	208	550
Releases to income statement - continuing operations	(23)	-
Utilisations	(838)	(149)

At end of year	424	1,077

Regulatory and legal actions
RBS Group is party to certain legal proceedings and regulatory investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. Additional charges of £1,367 million in 2014 (2013 - £3,015 million) include anticipated costs following investigations into the foreign exchange market (£720 million), provisions relating to investment advice in retail and private banking (£190 million), provisions relating to packaged accounts (£150 million) and the fine relating to the 2012 IT incident (£59 million).

Notes

4. Pensions
The Group sponsors a number of pension schemes in the UK and overseas whose assets are independent of the Group finances.

The Royal Bank of Scotland Group Pension Fund (the Main scheme), accounting for 87% (2013 - 86%) of the Group's retirement benefit obligations, was closed to new entrants in 2006. Since 2009, pensionable salary increases in the Main scheme and certain other UK and Irish schemes have been limited to 2% per annum or CPI inflation if lower. Also, with effect from 1 October 2012, the normal pension age for future benefits was increased to 65 unless members elected to make a contribution to maintain a normal pension age of 60.

	2014	2013
Pension costs	£m	£m

Defined benefit schemes	459	501
Defined contribution schemes	83	61

Pension costs - continuing operations	542	562

	2014	2013
Net pension deficit	£m	£m

At 1 January	2,974	3,710
Currency translation and other adjustments	(23)	10
Income statement
- continuing operations	459	501
- discontinued operations	4	9
Experience gains and losses	(5,189)	(1,274)
Actuarial (gains)/losses due to changes in financial assumptions	4,799	593
Actuarial (gains)/losses due to changes in demographic assumptions	490	238
Transfer from fellow subsidiaries	-	4
Contributions by employer	(1,063)	(817)
Transfer to disposal groups	(196)	-

At 31 December	2,255	2,974

Net assets of schemes in surplus	(295)	(214)
Net liabilities of schemes in deficit	2,550	3,188

In 2014 the Group paid £1.1 billion (2013 - £0.8 billion) in employer contributions to the various pension schemes.  These cash contributions reflect the regular ongoing accrual of benefits and running costs of the schemes based on the IAS 19 accounting valuations, and also reflect additional contributions agreed with the trustees of those schemes which are in deficit, as part of the triennial actuarial funding valuation. £0.5 billion (2013 - £0.5 billion) of the employer contributions represented the P&L cost of the pension plans; the remainder of the contribution served to reduce the net liabilities of the schemes which on an IAS 19 basis fell from £3.0 billion in 2013 to £2.3 billion this year end (2013 - fell from £3.7 billion to £3.0 billion) as a result of the employer contributions and £0.1 billion net actuarial and experience losses (2013 - £0.4 billion net gain) which are not reflected in the income statement.

Notes

4. Pensions (continued)
In May 2014, the triennial funding valuation of The Royal Bank of Scotland Group Pension Fund was agreed which showed that the value of the liabilities exceeded the value of assets by £5.6 billion at 31 March 2013, a ratio of 82%. To eliminate this deficit, the Group will pay annual contributions of £650 million from 2014 to 2016 and £450 million (indexed in line with inflation) from 2017 to 2023. These contributions are in addition to regular annual contributions of approximately £270 million in respect of the ongoing accrual of benefits as well as contributions to meet the expenses of running the scheme.

Interim valuations of the Group's pensions schemes under IAS 19 'Employee Benefits' were prepared at 31 December with the support of independent actuaries, using the following assumptions:

Principal actuarial assumptions (weighted average)	All schemes
	2014	2013
	%	%

Discount rate	3.6	4.5
Expected return on plan assets	3.6	4.5
Rate of increase in salaries	1.8	1.8
Rate of increase in pensions in payment	2.7	2.9
Inflation assumption	2.8	3.2

Post-retirement mortality assumptions (Main scheme)	2014	2013

Longevity at age 60 for current pensioners (years)
Males	28.0	27.6
Females	30.0	29.5

Longevity at age 60 for future pensioners currently aged 40 (years)
Males	29.3	28.6
Females	31.6	30.8

The Group discounts its defined benefit pension obligations at discount rates determined by reference to the yield on high quality corporate bonds.

The sterling yield curve (applied to 91% of the Group's defined benefit obligations) is constructed by reference to yields on 'AA' corporate bonds. Significant judgement is required when setting the criteria for bonds to be included in the population from which the yield curve is derived. The criteria include issue size, quality of pricing and the exclusion of outliers.

Notes

4. Pensions (continued)
The assets of the Main scheme, which represent 88% of plan assets at 31 December 2014 (2013 - 85%), are invested in a diversified portfolio of quoted and private equity, government and corporate fixed-interest and index-linked bonds, and other assets including property and hedge funds.

The Main scheme also employs derivative instruments, where appropriate, to achieve a desired asset class exposure or to match assets more closely to liabilities.

The table below sets out the sensitivities of the pension cost for the year and the present value of defined benefit obligations at 31 December to a change in the principal actuarial assumptions:

	All schemes
	(Decrease)/Increase
	in pension cost for year		in obligation at 31 December
	2014	2013	2014	2013
	£m	£m	£m	£m

0.25% increase in the discount rate	(79)	(80)	(1,695)	(1,379)
0.25% increase in inflation	63	58	1,334	1,000
0.25% additional rate of increase pensions in payment	49	48	1,107	844
0.25% additional rate of increase in deferred pensions	24	21	476	383
0.25% additional rate of increase in salaries	12	12	131	110
Longevity increase of one year	42	39	1,053	801

5.Loan impairment provisions and Risk elements in lending

Loan impairments
Operating profit is stated after net loan impairment releases from continuing operations of £1,326 million (2013 - £8,158 million losses). The balance sheet loan impairment provisions decreased in the year ended 31 December 2014 from £25,045 million to £17,404 million and the movements thereon were:

	2014	2013
	£m	£m

At beginning of year	25,045	20,807
Transfer to disposal groups	(553)	(9)
Currency translation and other adjustments	(657)	114
Transfers from fellow subsidiaries	-	33
Amounts written-off	(5,253)	(4,224)
Recoveries of amounts previously written-off	201	249
(Release)/charge to income statement
- continuing operations	(1,326)	8,158
- discontinued operations	194	307
Unwind of discount (recognised in interest income)	(247)	(390)

At end of year	17,404	25,045

Provisions at 31 December 2014 include £40 million in respect of loans and advances to banks (2013 - £62 million).

The (release)/charge to the income statement in the table above excludes £11 million (2013 - £21 million) release for continuing operations and £3 million (2013 - £5 million) charge for discontinued operations relating to securities.

Notes

5.Loan impairment provisions and Risk elements in lending (continued)

Risk elements in lending
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

REIL decreased from £39,126 million to £26,722 million in the year ended 31 December 2014 and the movements thereon were:

	2014	2013
	£m	£m

At beginning of year	39,126	40,524
Currency translation and other adjustments	(1,092)	416
Transfers from fellow subsidiaries	-	58
Transfer to disposal groups	(1,347)	-
Additions	6,594	12,802
Transfers (1)	(256)	105
Transfers to performing book and repayments	(11,350)	(10,555)
Amounts written-off	(4,953)	(4,224)

At end of year	26,722	39,126

Note:

(1)	Represents transfers between REIL and potential problem loans.

Provision coverage of REIL was 65% at 31 December 2014 (2013 - 64%).

Notes

6. Tax
The actual tax charge differs from the expected tax (charge)/credit computed by applying the standard rate of UK corporation tax of 21.5% (2013 - 23.25%) as follows:

	2014	2013
	£m	£m

Profit/(loss) before tax	2,403	(7,367)

Expected tax (charge)/credit	(517)	1,713
Losses in period where no deferred tax asset recognised	(11)	(670)
Foreign profits taxed at other rates	100	(122)
UK tax rate change impact	-	(338)
Unrecognised timing differences	(3)	(8)
Non-deductible goodwill impairment	(28)	(49)
Items not allowed for tax
- losses on disposals and write-downs	(19)	(19)
- UK bank levy	(54)	(47)
- regulatory and legal actions	(182)	(144)
- other disallowable items	(148)	(177)
Non-taxable items
- gain on sale of WorldPay (Global Merchant Services)	-	37
- other non-taxable items	37	74
Taxable foreign exchange movements	(23)	12
Losses brought forward and utilised	218	-
(Reduction)/increase in carrying value of deferred tax asset in respect of :
- UK losses	(850)	(701)
- US losses and temporary differences	(775)	-
- Ireland losses	153	-
Adjustments in respect of prior periods	69	132

Actual tax charge	(2,033)	(307)

The tax charge in the year ended 31 December 2014 reflects a reduction in the carrying value of the deferred tax asset in respect of UK tax losses (£850 million) and US temporary differences (£775 million) reflecting the impact of the decision to scale-back the CIB operations, partially offset by an increase to the carrying value of the deferred tax asset in respect of Irish tax losses, the benefit of previously unrecognised Irish tax losses being offset against profits arising in Ireland during the period and the impact of certain conduct charges that are not available for tax relief.

The Group has recognised a deferred tax asset at 31 December 2014 of £1,510 million (2013 - £3,435 million) and a deferred tax liability at 31 December 2014 of £236 million (2013 - £189 million). These balances include £1,257 million (2013 - £2,411 million) relating to carried forward trading losses in the UK.

Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. In his 2014 Autumn Statement, the UK Chancellor of the Exchequer announced proposals to restrict the use of losses carried forward by UK banks to a maximum of 50% of profits in periods from April 2015 onwards. A longer recovery period of the deferred tax asset associated with UK tax losses will therefore arise, assuming that these proposals are enacted by Parliament in 2015. International Accounting Standards require the recoverability of deferred tax assets to be considered by reference to legislation in force at the balance sheet reporting date.

The Group has considered the carrying value of the deferred tax asset as at 31 December 2014 and concluded that it is recoverable based on future profit projections. The proposed UK tax law change referred to above, if enacted, is not expected to have a material impact on the recovery period of the deferred tax asset.

Notes

7. Segmental analysis
In 2014, the previously reported operating divisions were reorganised into three franchises:

●	Personal & Business Banking (PBB), comprising two reportable segments, UK Personal & Business Banking, including Williams & Glyn, (UK PBB) and Ulster Bank.

●	Commercial & Private Banking (CPB), comprising two reportable segments, Commercial Banking and Private Banking.

●	Corporate & Institutional Banking (CIB), a single reportable segment.

RBS Capital Resolution (RCR) was established with effect from 1 January 2014 by the transfer of capital intensive and higher risk assets from existing divisions. Non-Core was dissolved on 31 December 2013. No business lines moved to RCR and so comparative data have not been restated.

The Group will continue to manage and report RBS Capital Resolution (RCR) separately until disposal or wind-down. Although Citizens Financial Group has been reclassified as a discontinued operation, it continues to be a reportable operating segment.

Reporting Changes
Anumber of previously reported reconciling items (PPI costs, Interest Rate Hedging Products redress and related costs, regulatory and legal actions, restructuring costs, amortisation of purchased intangible assets, write down of other intangible assets and bank levy) have now been allocated to the reportable segments.

As part of its internal reorganisation, the Group has also centralised all services and functions. The costs relating to Services and Functions previously reported as direct expenses in the divisions are now reallocated to businesses using appropriate drivers and reported as indirect expenses in the segmental income statements.

Comparatives have been restated accordingly.

Analysis of operating profit/(loss)	2014	2013*
	£m	£m

UK Personal & Business Banking	2,045	1,352
Ulster Bank	677	(1,552)

Personal & Business Banking	2,722	(200)

Commercial Banking	1,782	942
Private Banking	320	101

Commercial & Private Banking	2,102	1,043

Corporate & Institutional Banking	117	(1,851)
Central items	(3,719)	(2,102)
Citizens Financial Group	761	659
RCR	1,442	n/a
Non-Core	n/a	(4,400)

Non-statutory basis	3,425	(6,851)

Reconciling items:
Own credit adjustments	(128)	(25)
Gain on redemption of own debt	6	162
Write down of goodwill	(130)	(208)
Strategic disposals	1	161
Citizens discontinued operations	(771)	(606)

Statutory basis	2,403	(7,367)

*Restated

Notes

7. Segmental analysis (continued)

	2014			2013*
	External	Inter	Total	External	Inter	Total
		segment			segment
Total revenue	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	7,155	14	7,169	7,246	16	7,262
Ulster Bank	821	76	897	1,021	67	1,088

Personal & Business Banking	7,976	90	8,066	8,267	83	8,350

Commercial Banking	3,500	26	3,526	3,547	30	3,577
Private Banking	931	513	1,444	986	629	1,615

Commercial & Private Banking	4,431	539	4,970	4,533	659	5,192

Corporate & Institutional Banking	4,684	3,734	8,418	6,121	4,487	10,608
Central items	1,701	3,103	4,804	2,852	7,865	10,717
Citizens Financial Group	3,328	(31)	3,297	3,217	85	3,302
RCR	707	113	820	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	1,207	275	1,482

Non-statutory basis	22,827	7,548	30,375	26,197	13,454	39,651
Eliminations	-	(7,548)	(7,548)	-	(13,454)	(13,454)

	22,827	-	22,827	26,197	-	26,197

Reconciling items:
Own credit adjustments	(128)	-	(128)	(25)	-	(25)
Gain on redemption of own debt	6	-	6	162	-	162
Strategic disposals	1	-	1	161	-	161
Citizens discontinued operations	(3,307)	-	(3,307)	(3,327)	-	(3,327)

Statutory basis	19,399	-	19,399	23,168	-	23,168

*Restated

	2014		2013*
	Assets	Liabilities	Assets	Liabilities
Total assets and liabilities	£m	£m	£m	£m

UK Personal & Business Banking	134,317	150,449	132,024	146,233
Ulster Bank	27,596	24,658	28,206	27,046

Personal & Business Banking	161,913	175,107	160,230	173,279

Commercial Banking	89,386	89,006	87,889	93,206
Private Banking	20,802	36,642	21,518	37,355

Commercial & Private Banking	110,188	125,648	109,407	130,561

Corporate & Institutional Banking	574,770	542,044	556,934	515,674
Central items	85,695	69,466	92,497	84,885
Citizens Financial Group	84,932	71,258	71,738	61,695
RCR	27,628	12,432	n/a	n/a
Non-Core	n/a	n/a	29,128	4,975

Total	1,045,126	995,955	1,019,934	971,069

*Restated

Notes

8. Discontinued operations and assets and liabilities of disposal groups
In accordance with a commitment to the European Commission to sell Citizens Financial Group, Inc. (Citizens) by 31 December 2016, the Group disposed of 29.5% of its interest in Citizens during the second half of 2014 primarily through an initial public offering in the USA. The Group plans to cede control by the end of 2015 and therefore, Citizens is presented with effect from 31 December 2014 as a discontinued operation, with comparatives re-presented, and as a disposal group.

On reclassification to disposal groups at 31 December 2014, the carrying value of Citizens exceeded its fair value less costs to sell (based on the quoted price of shares in Citizens Financial Group, Inc.) by £3,994 million and the carrying value of the assets and liabilities of the disposal group has been adjusted by this amount. This loss has been attributed to the intangible assets of the disposal group.

(a) (Loss)/profit from discontinued operations, net of tax
	2014	2013
	£m	£m
Citizens
Interest income	2,204	2,252
Interest expense	(191)	(288)

Net interest income	2,013	1,964
Other income	1,043	1,056

Total income	3,056	3,020
Operating expenses	(2,123)	(2,102)

Profit before impairment losses	933	918
Impairment losses	(197)	(312)

Operating profit before tax	736	606
Tax charge	(228)	(196)

Profit after tax	508	410
Loss on reclassification to disposal groups	(3,994)	-

(Loss)/profit from Citizens discontinued operations, net of tax	(3,486)	410

Notes

8. Discontinued operations and assets and liabilities of disposal groups (continued)

(b) Assets and liabilities of disposal groups
			Group
	Citizens	Other	2014	2013
	£m	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	622	-	622	-
Loans and advances to banks	1,728	17	1,745	15
Loans and advances to customers	59,606	-	59,606	689
Debt securities and equity shares	15,865	-	15,865	-
Derivatives	402	-	402	1
Intangible assets	555	-	555	-
Settlement balances	-	-	-	-
Property, plant and equipment	503	46	549	32
Other assets	1,686	3	1,689	53

	80,967	66	81,033	790

Liabilities of disposal groups
Deposits by banks	6,794	-	6,794	-
Customer accounts	61,256	-	61,256	3,190
Debt securities in issue	1,625	-	1,625	-
Derivatives	144	-	144	1
Subordinated liabilities	226	-	226	-
Other liabilities	1,223	16	1,239	19

	71,268	16	71,284	3,210

Citizens is included in disposal groups at 31 December 2014.

Disposal groups at 31 December 2013 predominately comprise the Chicago area retail branches, small business operations and select middle market relationships in the Chicago market which formed part of Citizens Financial Group.

Notes

9. Contingent liabilities and commitments
	2014	2013
	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	11,694	16,709
Other	9,221	5,584

	20,915	22,293

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	212,335	212,353
Other	1,617	2,442

	213,952	214,795

Contingent liabilities and commitments	234,867	237,088

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

10. Litigation, investigations and reviews
RBS plc and other members of the RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the United Kingdom, the European Union, the United States and other jurisdictions.

The RBS Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of the legal proceedings, investigations and regulatory and governmental matters in which the RBS Group is involved is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory and governmental matters as at 31 December 2014 (see Note 3). The aggregate provisions for litigation and regulatory proceedings of £1,367 million recognised in 2014, included a provision of £720 million related to the foreign exchange related investigations, of which £320 million was taken in the last quarter of 2014. The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the RBS Group has recognised.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The RBS Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

Notes

10. Litigation, investigations and reviews (continued)
There are also situations where the RBS Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which the RBS Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group may not be directly involved in all of the following litigation, investigations and reviews but due to the potential implications to the RBS Group of such litigation, investigations and reviews, if a final outcome is adverse to RBS Group it may also have an adverse effect on the Group. The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the RBS Group has recognised for that matter.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material individually or in aggregate.

Litigation

Shareholder litigation (US)
RBSG and certain of its subsidiaries, together with certain current and former officers and directors were named as defendants in a purported class action filed in the United States District Court for the Southern District of New York involving holders of American Depositary Receipts (the ADR claims).

A consolidated amended complaint asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the Securities Act was filed in November 2011 on behalf of all persons who purchased or otherwise acquired RBSG's American Depositary Receipts (ADRs) from issuance through 20 January 2009. In September 2012, the Court dismissed the ADR claims with prejudice. In August 2013, the Court denied the plaintiffs' motions for reconsideration and for leave to re-plead their case. The plaintiffs appealed the dismissal of this case to the Second Circuit Court of Appeals and that appeal was heard on 19 June 2014.  A decision in respect of the appeal has not yet been issued.

Shareholder litigation (UK)
Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against the RBS Group (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions were made in connection with the rights issue announced by the RBS Group on 22 April 2008 in breach of the Financial Services and Markets Act 2000. In July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. The RBS Group's defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against the RBS Group under the Group Litigation Order. At a case management conference in December 2014 the judge ordered that trial commence in December 2016.

Notes

10. Litigation, investigations and reviews (continued)

Other securitisation and securities related litigation in the United States
RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases involve the issuance of more than US$46 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. RBS Group companies remain as defendants in more than 30 lawsuits brought by purchasers of MBS, including the purported class action identified below.

Among these MBS lawsuits are two cases filed in September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The primary FHFA lawsuit remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which RBS Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of these approximately US$9.5 billion were outstanding at 31 December 2014 with cumulative write downs to date of approximately US$1.09 billion (being the recognised loss of principal value suffered by security holders). In September 2013, the Court denied the defendants' motion to dismiss FHFA's amended complaint in this case. Discovery is ongoing and is scheduled to be substantially completed by the end of 2015.

The other remaining FHFA lawsuit that involves the RBS Group (in which the primary defendant is Nomura Holding America Inc. and subsidiaries) names RBS Securities Inc. as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue. Trial in this matter is scheduled to commence in March 2015 in the United States District Court for the Southern District of New York. Three other FHFA lawsuits (against JP Morgan, Morgan Stanley and Countrywide) in which RBS Securities Inc. was an underwriter defendant were settled without any contribution from RBS Securities Inc. On 19 June 2014, another FHFA lawsuit in which RBS Securities Inc. was an underwriter defendant (against Ally Financial Group) was settled by RBS Securities Inc. by payment of US$99.5 million.

Other MBS lawsuits against RBS Group companies include three cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union, Western Corporate Federal Credit Union, Southwest Corporate Federal Credit Union, and Members United Corporate Federal Credit Union), five cases filed by the Federal Home Loan Banks of Boston, Chicago, Seattle and San Francisco, and a case filed by the Commonwealth of Virginia on behalf of the Virginia Retirement System.

RBS Group companies are also defendants in a purported MBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York.

Notes

10. Litigation, investigations and reviews (continued)
The status of the previously disclosed settlements in the other MBS class actions in which RBS Group companies were defendants is as follows: In re IndyMac Mortgage-Backed Securities Litigation (final court approval of settlement granted in February 2015), New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al. (final court approval of the settlement granted in November 2014), and Luther v. Countrywide Financial Corp. et al. and related class action cases (final court approval of the settlement granted in December 2013). In the latter matter, several members of the settlement class are appealing the court-approved settlement to the United States Court of Appeals for the Ninth Circuit.

Certain other claims on behalf of public and private institutional investors have been threatened against the RBS Group in connection with various mortgage-related offerings. The RBS Group cannot predict whether any of these threatened claims will be pursued, but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

In many of the securitisation and securities related cases in the US, the RBS Group has or will have contractual claims to indemnification from the issuers of the securities (where an RBS Group company is underwriter) and/or the underlying mortgage originator (where an RBS Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party a number of whom are or may be insolvent.

London Interbank Offered Rate (LIBOR)
Certain members of the RBS Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the RBS Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS Group companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York. In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. In orders dated 29 March 2013 and 23 June 2014, the Court dismissed plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodities Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant.  Over 35 other USD LIBOR-related actions involving the RBS Group, including purported class actions on behalf of lenders and mortgage borrowers, are subject to motions to dismiss that are being litigated.  Discovery has been stayed in all cases in the coordinated proceeding pending further order from the Court.  On 21 January 2015, the U.S. Supreme Court held in Gelboim v. Bank of America Corp. that plaintiffs in the class action on behalf of corporate debt purchasers do not need to wait until there is a final judgment in the coordinated proceeding before they can appeal the dismissal of their antitrust claims to the United States Court of Appeals for the Second Circuit.

Notes

10. Litigation, investigations and reviews (continued)
Certain members of the RBS Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR (the "Yen action"), (ii) Euribor, and (iii) Swiss Franc LIBOR, all three of which are pending in the United States District Court for the Southern District of New York. On 28 March 2014, the Court in the Yen action dismissed the plaintiffs' antitrust claims, but refused to dismiss their claims under the Commodity Exchange Act for price manipulation.

Details of LIBOR investigations and their outcomes affecting the RBS Group are set out under 'Investigations and reviews' on page 30.

ISDAFIX antitrust litigation
Beginning in September 2014, RBS plc and a number of other financial institutions were named as defendants in several purported class action complaints (now consolidated into one complaint) alleging manipulation of USD ISDAFIX rates, to the detriment of persons who entered into transactions that referenced those rates.  The complaints were filed in the United States District Court for the Southern District of New York and contain claims for unjust enrichment and violations of the U.S. antitrust laws and the Commodities Exchange Act. This matter is subject to pre-discovery motions to dismiss some or all of the claims against the defendants.

Credit default swap antitrust litigation
Certain members of the RBS Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action pending in the United States District Court for the Southern District of New York. The plaintiffs generally allege that defendants violated the U.S. antitrust laws by restraining competition in the market for credit default swaps through various means and thereby causing inflated bid-ask spreads for credit default swaps.   On 4 September 2014, the Court largely denied the defendants' motion to dismiss this matter.

FX antitrust litigation
Certain members of the RBS Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action on behalf of U.S.-based plaintiffs that is pending in the United States District Court for the Southern District of New York. The plaintiffs in this action allege that the defendants violated the U.S. antitrust laws by conspiring to manipulate the foreign exchange market by manipulating benchmark foreign exchange rates. On 28 January 2015, the court denied the defendants' motion to dismiss this action.  On the same day, the court dismissed two similar class action complaints that had been filed on behalf of non-U.S. plaintiffs in Norway and South Korea on the principal ground that such claims are barred by the Foreign Trade Antitrust Improvements Act. On 23 February 2015, an additional class action complaint was filed in the United States District Court for the Southern District of New York on behalf of investors that transacted in exchange-traded foreign exchange futures contracts and/or options on foreign exchange futures contracts.  The complaint contains allegations that are substantially similar to those contained in the consolidated antitrust class action, and it asserts both antitrust claims and claims under the Commodities Exchange Act.

Notes

10. Litigation, investigations and reviews (continued)

Thornburg adversary proceeding
RBS Securities Inc. and certain other RBS Group companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the U.S. bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On 25 September 2014, the Court largely denied the defendants' motion to dismiss this matter and as a result, discovery has commenced.

Interest rate hedging products
The RBS Group is dealing with a large number of active litigation claims in the UK in relation to the sale of interest rate hedging products. In general claimants allege that the relevant interest rate hedge products were mis-sold to them, with some also alleging the RBS Group made misrepresentations in relation to LIBOR. Claims have been brought by customers who are being considered under the UK Financial Conduct Authority (FCA) redress programme, as well as customers who are outside of the scope of that programme. The RBS Group is encouraging those customers that are eligible to seek redress under the FCA redress programme to participate in that programme. The RBS Group remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Weiss v. National Westminster Bank PLC
NatWest is defending a lawsuit filed by a number of United States nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel.  The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the U.S. Antiterrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks.  On 28 March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but on 22 September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit.  The appeals court returned the case to the trial court for consideration of NatWest's other asserted grounds for summary judgment and, if necessary, for trial.

Investigations and reviews
The Group's businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union (EU), the United States and elsewhere. Members of the RBS Group have engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the EU, the United States and elsewhere, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, competition, anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure, restriction of the RBS Group's business activities or fines. Any of the events or circumstances mentioned below could have a material adverse effect on the RBS Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Notes

10. Litigation, investigations and reviews (continued)
The RBS Group is co-operating fully with the investigations and reviews described below.

LIBOR and other trading rates
In February 2013, the RBS Group announced settlements with the Financial Services Authority (FSA) in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of LIBOR. The RBS Group agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. In addition, on 12 April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and on 6 January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement.

In February 2014, the RBS Group paid settlement penalties of approximately EUR 260 million and EUR 131 million to resolve investigations by the European Commission (EC) into Yen LIBOR competition infringements and EURIBOR competition infringements respectively.

In July 2014, RBS plc and RBS N.V. entered into an Enforceable Undertaking with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. RBS plc and RBS N.V. undertake in the Enforceable Undertaking to (a) comply with existing undertakings arising out of the February 2013 settlement with the United States Commodity Futures Trading Commission as they relate to Australian Benchmark Interest Rates, (b) implement remedial measures with respect to its trading in Australian reference bank bills and (c) appoint an independent compliance expert to review and report on RBS plc's and RBS N.V.'s implementation of such remedial measures. The remediation measures include ensuring appropriate records retention, training, communications surveillance and trading reviews are in place. As part of the Enforceable Undertaking, RBS plc and RBS N.V. also agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

On 21 October 2014, the EC announced its findings that the RBS Group and one other financial institution had participated in a bilateralcartel aimed at influencing the Swiss franc LIBOR benchmark interest rate between March 2008 and July 2009. The RBS Group agreed to settle the case with the EC and received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC's ongoing investigation. Also on 21 October 2014, the EC announced its findings that the RBS Group and three other financial institutions had participated in a related cartel on bid-ask spreads of Swiss franc interest rate derivatives in the European Economic Area (EEA). Again, the RBS Group received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC's ongoing investigation.

Notes

10. Litigation, investigations and reviews (continued)
The RBS Group is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards. The RBS Group is providing information and documents to the CFTC and the DOJ as part of an investigation into the setting of USD, EUR and GBP ISDAFIX and related trading activities. The RBS Group is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. At this stage, the RBS Group cannot estimate reliably what effect, if any, the outcome of these investigations may have on the RBS Group.

Foreign exchange related investigations
In November 2014, RBS plc reached a settlement with the FCA in the United Kingdom and the United States Commodity Futures Trading Commission (CFTC) in relation to investigations into failings in the bank's Foreign Exchange businesses within its Corporate & Institutional Banking (CIB) segment. RBS plc agreed to pay penalties of £217 million to the FCA and $290 million to the CFTC to resolve the investigations. Payment of the fines was made on 19 November 2014.

As previously disclosed, the RBS Group remains in discussions with other governmental and regulatory authorities on similar issues relating to failings in the Bank's Foreign Exchange business within its CIB segment, including settlement discussions regarding the criminal investigation being conducted by the DOJ and certain other financial regulatory authorities. The timing and amounts of any further settlements and related litigation risks and consequences remain uncertain and could be material.

On 21 July 2014, the Serious Fraud Office announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions.

Technology incident in June 2012
In June 2012, the RBS Group was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The RBS Group agreed to reimburse customers for any loss suffered as a result of the incident and the RBS Group made a provision of £175 million in 2012.

In April 2013, the FCA announced that it had commenced an enforcement investigation into the incident. This was a joint investigation conducted by the FCA together with the UK Prudential Regulation Authority (PRA). Enforcement proceedings were then commenced. On 20 November 2014, the RBS Group announced that it had reached agreement with the FCA and the PRA over failings in relation to the incident.  The RBS Group agreed a penalty of £42 million with the FCA and £14 million with the PRA.  Separately the Central Bank of Ireland initiated an investigation and issued enforcement proceedings against Ulster Bank Ireland Limited (UBIL), an RBS Group company. On 12 November 2014, the Central Bank of Ireland announced that it had fined UBIL EUR3.5 million in relation to its investigation.

Notes

10. Litigation, investigations and reviews (continued)

Interest rate hedging products
In June 2012, following an industry wide review, the FSA announced that the RBS Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients or private customers under FSA rules. In January 2013, the FSA issued a report outlining the principles to which it wished the RBS Group and other UK banks to adhere in conducting the review and redress exercise. This exercise is being scrutinised by an independent reviewer, who is reviewing and approving all redress outcomes, and the FCA is overseeing this.

The RBS Group has reached agreement with the independent reviewer in relation to redress outcomes for in scope customers. The RBS Group and the independent reviewer are now focussing on customer responses to review outcomes, securing acceptance of offers and assessing ancillary issues such as consequential loss claims. The FCA has announced that the review and redress exercise will be closed to new entrants on 31 March 2015.

The Central Bank of Ireland also requested UBIL, along with a number of Irish banks, to undertake a similar exercise and past business review in relation to the sale of interest rate hedging products to retail designated small and medium sized businesses in the Republic of Ireland.  The RBS Group also agreed to undertake a similar exercise and past business review in respect of relevant customers of RBS International. The review of the sale of interest rate hedging products to eligible RBS International customers is complete, and the review of the sale of interest rate hedging products to eligible Republic of Ireland customers is expected to be completed during Q1 2015.

The RBSGroup has made provisionsin relation to the above redress exercises totalling £1.4 billion to date for these matters, including £0.2 billion in 2014, of which £1 billion had been utilised at 31 December 2014.

FSA mystery shopping review
In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The RBS Group was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Notes

10. Litigation, investigations and reviews (continued)
Subsequent to the FSA announcing the results of its mystery shopping review, the FCA has required the RBS Group to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the UK Financial Planning channel of the Personal & Business Banking (PBB) segment of the RBS Group, which includes RBS plc and NatWest, during the period from March 2012 until December 2012. This review is being conducted under section 166 of the Financial Services and Markets Act, under which a skilled person has been appointed to carry out the exercise.  Redress is currently being offered to certain customers in this sample group.  In addition, the RBS Group has agreed with the FCA that it will carry out a remediation exercise for a specific customer segment who who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to customers by certain advisers. A pilot customer communications exercise to certain cohorts of customers was undertaken between November 2014 and January 2015 with a further communication exercise to the remaining cohorts due to be completed by mid 2015.

Card Protection Plan Limited
In August 2013, the FCA announced that Card Protection Plan Limited and 13 banks and credit card issuers, including the RBS Group, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. The closing date before which any claims under the compensation scheme must have been submitted has now passed and only exceptional cases will be dealt with prior to a final closure date for the scheme of 28 February 2015. The RBS Group has made appropriate provision based on its estimate of ultimate exposure.

Packaged accounts
As a result of an uplift in packaged account complaints, the RBS Group has proactively put in place dedicated resource to investigate and resolve complaints on an individual basis.

FCA review of GRG treatment of SMEs
In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government's Department for Business Innovation and Skills, was published (Tomlinson Report). The Tomlinson Report was critical of the RBS Group's Global Restructuring Group's treatment of SMEs. The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA announced that an independent skilled person would be appointed under Section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. On 17 January 2014, Promontory Financial Group and Mazars were appointed as the skilled person. The RBS Group is fully cooperating with the FCA in its investigation.

Separately, in November 2013 the RBS Group instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: the RBS Group's Global Restructuring Group was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and through that putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and concluded that there was no evidence to support the principal allegation.

A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, was conducted in the Republic of Ireland. The report was published in December 2014 and found no evidence to support the principal allegation.

Notes

10. Litigation, investigations and reviews (continued)

Multilateral interchange fees
On 11 September 2014, the Court of Justice upheld earlier decisions by the EU Commission and the General Court that MasterCard's multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA are in breach of competition law.

In April 2013, the EC announced it was opening a new investigation into interchange fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.

In May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. This agreement has now been market tested and was made legally binding on 26 February 2014. The agreement is to last for four years.

In addition, the EC has proposed a draft regulation on interchange fees for card payments. The draft regulation is subject to a consultation process, prior to being finalised and enacted. It is currently expected that the regulation will be enacted during the first half of 2015. The current draft regulation proposes the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The draft regulation also sets out other proposals for reform including to the Honour All Cards Rule so merchants will be required to accept all cards with the same level of MIF but not cards with different MIF levels.

In the UK, the Office of Fair Trading (OFT) had previously opened investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. On 4 November 2014, the successor body to the OFT, the Competition & Markets Authority (CMA), announced that it would not proceed with its investigations. The CMA took this decision primarily based on the expected implementation of the draft EC regulation on interchange fees for card payments, coupled with some commitments made by Visa and MasterCard around its implementation in the UK. Whilst not currently proceeding, the CMA's investigations do formally remain open and CMA has noted that, if the EC regulation on interchange fees did not address its concerns, it would then look again at continuing with its investigations.

The outcomes of these ongoing investigations, proceedings and proposed regulation are not yet known, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the RBS Group's business in this sector.

Payment Protection Insurance
Since 2011, the RBS Group has been implementing a policy statement agreed with the FCA for the handling of complaints about the mis-selling of Payment Protection Insurance (PPI). The RBS Group has made provisions totalling £3.7 billion to date for this matter, including £0.7 billion in 2014, of which £2.9 billion has been utilised at 31 December 2014.

Notes

10. Litigation, investigations and reviews (continued)

Retail banking - EC
Since initiating an inquiry into retail banking in the EU in 2005, the EC continues to keep retail banking under review. In late 2010 the EC launched an initiative pressing for greater transparency of bank fees and is currently proposing to legislate for increased harmonisation of terminology across Member States. The RBS Group cannot predict the outcome of these actions at this stage.

UK personal current accounts / retail banking
Following the OFT's publication of a market study report into the Personal Current Account (PCA) market in July 2008, the OFT launched a follow up review of the PCA market in July 2012. This review was intended to consider whether certain initiatives agreed by the OFT with banks in light of the July 2008 report, primarily around transparency, unarranged overdrafts and customers in financial difficulty, had been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

The OFT's PCA report following this July 2012 launch was published in January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes were required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. The OFT decided not to refer the market to the CC but said that it expected to return to the question of a referral to the CC in 2015, or earlier. The OFT also announced that it would be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and would study the operation of payment systems as well as the SME banking market.

On 11 March 2014, the successor body to the OFT and CC, the CMA, announced that in addition to its pending SME review (see below), it would be undertaking an update of the OFT's 2013 PCA review. On 18 July 2014 the CMA published its preliminary findings in respect of both the PCA and SME market studies. The CMA provisionally decided to make a market investigation reference (MIR) for both the PCA and SME market studies. The provisional decision on both PCAs and SMEs was then subject to a consultation period until 17 September 2014. Following this period of consultation, on 6 November 2014, the CMA made its final decision to proceed with a MIR.  The MIR will be a wide-ranging 18-24 month Phase 2 inquiry but at this stage it is not possible to estimate potential impacts on the RBS Group.

SME banking market study
The OFT announced its market study on competition in banking for SMEs in England and Wales, Scotland and Northern Ireland on 19 June 2013. Following a consultation on the scope of the market study, the OFT published an update paper on 27 September 2013 setting out its proposed scope. On 11 March 2014, the OFT set out some competition concerns on SME banking and also announced that its successor body, the CMA, would continue the review. As discussed above, the CMA has decided to make a MIR for the SME market study in addition to the PCA study. As regards SMEs, the CMA concluded that it would be more appropriate to make a MIR than accept a set of undertakings in lieu put forward by the RBS Group, Barclays, HSBC and Lloyds. Alongside the MIR, the CMA will also be reviewing the previous undertakings given following the CC's investigation into SME banking in 2002 and whether these undertakings need to be varied. At this stage it is not possible to estimate potential impacts on the RBS Group.

Notes

10. Litigation, investigations and reviews (continued)

FCA Wholesale Sector Competition Review
On 9 July 2014, the FCA launched a review of competition in the wholesale sector to identify any areas which may merit further investigation through an in-depth market study.

The initial review was an exploratory exercise and focussed primarily on competition in wholesale securities and investment markets, and related activities such as corporate banking. It commenced with a three month consultation exercise, including a call for inputs from stakeholders. Following this consultation period, the FCA published its feedback statement on 19 February 2015.  The FCA now intends to undertake a market study into investment and corporate banking (to launch in Spring 2015) and potentially into asset management (to launch late 2015 if undertaken).

Credit default swaps (CDS) investigation
The RBS Group is a party to the EC's antitrust investigation into the CDS information market. The RBS Group has received and responded to a Statement of Objections from the EC and continues to co-operate fully with the EC's ongoing investigation. In general terms, the EC has raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. At this stage, the RBS Group cannot estimate reliably what effect the outcome of the investigation may have on the RBS Group, which may be material. Discovery is underway.

Securitisation and collateralised debt obligation business
In the United States, the RBS Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the DOJ and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, RBS Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and practices and repurchase requests.

In November 2013, the RBS Group announced that it had settled with the US Securities and Exchange Commission (SEC) over its investigation of RBS Securities Inc. relating to due diligence conducted in connection with a 2007 offering of residential mortgage-backed securities and corresponding disclosures. Pursuant to the settlement, RBS Securities Inc., without admitting or denying the SEC's allegations, consented to the entry of a final judgment ordering certain relief, including an injunction and the payment of approximately US$153 million in disgorgement, penalties, and interest. The settlement was subsequently approved by the United States District Court for the District of Connecticut. The RBS Group co-operated fully with the SEC throughout the investigation.

Notes

10. Litigation, investigations and reviews (continued)
In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The RBS Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, the New York State Attorney General requested additional information about the RBS Group's mortgage securitisation business and, following the formation of the RMBS Working Group, has focused on the same or similar issues as the other state and federal RMBS Working Group investigations described above. The investigation is ongoing and the RBS Group continues to respond to requests for information.

US mortgages - loan repurchase matters
The RBS Group's CIB business in North America has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). CIB did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, CIB generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, CIB made such representations and warranties itself. Where CIB has given those or other representations and warranties (whether relating to underlying loans or otherwise), CIB may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, CIB may be able to assert claims against third parties who provided representations or warranties to CIB when selling loans to it, although the ability to recover against such parties is uncertain. Between the start of 2009 and 31 December 2014, CIB received approximately US$741 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by CIB. However, repurchase demands presented to CIB are subject to challenge and rebuttal by CIB.

Citizens Financial Group, Inc (Citizens) has not been an issuer or underwriter of non-agency RMBS. However, Citizens is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, Citizens makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. Between the start of 2009 and 31 December 2014, Citizens received US$257 million in repurchase demands and indemnification payment requests in respect of loans originated primarily since 2003. However, repurchase demands presented to Citizens are subject to challenge and rebuttal by Citizens.

Notes

10. Litigation, investigations and reviews (continued)
Although there has in recent times been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner or at all (including as a result of interventions by certain states and local governments), to date, Citizens has not been materially impacted by such disruptions and the RBS Group has not ceased making foreclosures.

The RBS Group cannot currently estimate what the ultimate exposure may be with respect to repurchase demands. Furthermore, the RBS Group is unable to estimate the extent to which the matters described above will impact it, and future developments may have an adverse impact on the Group's net assets, operating results or cash flows in any particular period.

Citizens consent orders
The activities of Citizens' two US bank subsidiaries - Citizens Bank, N.A. and Citizens Bank of Pennsylvania - are subject to extensive US laws and regulations concerning unfair or deceptive acts or practices in connection with customer products. Certain of the bank subsidiaries' practices with respect to overdraft protection and other consumer products have not met applicable standards. The bank subsidiaries have implemented and are continuing to implement changes to improve and bring their practices into compliance with regulatory guidance. In April 2013, the bank subsidiaries consented to the issuance of orders by their respective primary federal banking regulators, the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation (FDIC) (Consent Orders). In the Consent Orders (which are publicly available and will remain in effect until terminated by the regulators), the bank subsidiaries neither admitted nor denied the regulators' findings that they had engaged in deceptive marketing and implementation of the bank's overdraft protection programme, checking rewards programmes, and stop-payment process for pre-authorised recurring electronic fund transfers.

In connection with the Consent Orders, the bank subsidiaries paid a total of US$10 million in civil monetary penalties. The Consent Orders also require the bank subsidiaries to develop plans to provide restitution to affected customers (the amount of which is anticipated to be approximately US$8 million), to cease and desist any operations in violation of Section 5 of the Federal Trade Commission Act, and to submit to the regulators periodic written progress reports regarding compliance with the Consent Orders.

In addition, Citizens Bank, N.A. agreed to take certain remedial actions to improve its compliance risk management systems and to create a comprehensive action plan designed to achieve compliance with the relevant Consent Order. Restitution plans have been prepared and submitted for approval, and Citizens Bank, N.A. has submitted for approval and is in the process of implementing its action plan for compliance with the Consent Order, as well as updated policies, procedures and programmes related to its compliance risk management systems. In addition to the above, the bank subsidiaries could face further formal administrative enforcement actions from their federal supervisory agencies, including the assessment of civil monetary penalties and restitution, relating to issues identified by Citizens arising from other consumer products and related practices and policies, and they could face potential civil litigation.

Notes

10. Litigation, investigations and reviews (continued)

Governance and risk management consent order
In July 2011, the RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Governance Order, the RBS Group agreed to create the following written plans or programmes:

●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the RBS Group's U.S. operations on an enterprise-wide and business line basis,

●	an enterprise-wide risk management programme for the RBS Group's U.S. operations,
●	a plan to oversee compliance by the RBS Group's U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance,
●	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the U.S. (the U.S. Branches) on a consolidated basis,
●	a plan to improve the U.S. Branches' compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,
●
a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

●	a plan designed to enhance the U.S. Branches' compliance with OFAC requirements.

The Governance Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme. The RBS Group also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Governance Order. The RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the RBS Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the RBS Group's U.S. operations. The RBS Group continues to test the effectiveness of the remediation efforts undertaken by the RBS Group to ensure they are sustainable and meet regulators' expectations. Furthermore, the RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

The RBS Group may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The RBS Group's activities in the United States may be subject to significant limitations and/or conditions.

Notes

10. Litigation, investigations and reviews (continued)

US dollar processing consent order
In December 2013 RBSG and RBS plc agreed a settlement with the Board of Governors of the Federal Reserve System (Fed), the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc's historical compliance with US economic sanction regulations outside the US.  As part of the settlement, RBSG and RBS plc entered into a consent Cease and Desist Order with the Fed (US Dollar Processing Order), which remains in effect until terminated by the Fed.  The US Dollar Processing Order (which is publicly available) indicated, among other things, that RBSG and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the United States comply with applicable OFAC regulations. The RBS Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by the RBS Group's global business lines outside of the United States, and to adopt, implement, and comply with the programme.  Prior to and in connection with the US Dollar Processing Order, the RBS Group has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures. The RBS Group also agreed in the US Dollar Processing Order (as part of the OFAC compliance programme) to hire an independent consultant to conduct an annual OFAC compliance review of compliance policies and their implementation and an appropriate risk-focused sampling of U.S. dollar payments.

US/Swiss tax programme
In August 2013, the DOJ announced a programme for Swiss banks (the Programme), to settle the long-running dispute between the US tax authorities and Switzerland regarding the role of Swiss banks in concealing the assets of US tax payers in offshore accounts.  The Programme provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, concerning their status in connection with the DOJ's investigations.

Coutts & Co Ltd, a member of the RBS Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme based on the possibility that some of its clients may not have declared their assets in compliance with US tax laws. The Programme required a detailed review of all US related accounts. The results of Coutts & Co Ltd's review were presented to the DOJ in June 2014. Coutts & Co Ltd has now completed the collection of evidence of the tax status of all US related account holders, including those US account holders participating in an offshore voluntary disclosure programme. The results of the review were presented by Coutts to the DOJ on 5 November 2014. Coutts continues to cooperate with the DOJ pursuant to the terms of the Programme. Coutts expects to reach resolution with the DOJ in 2015, under the terms of the Programme. Provision has been made for the estimated liability arising from this programme/review.

German prosecutor investigation into Coutts & Co Ltd
A prosecuting authority in Germany is undertaking an investigation into Coutts & Co Ltd in Switzerland, and current and former employees, for alleged aiding and abetting of tax evasion by certain Coutts & Co Ltd clients.  Coutts & Co Ltd is cooperating with the authority.

Notes

10. Litigation, investigations and reviews (continued)

Review of suitability of advice provided by Coutts & Co
In 2013 the FCA conducted a thematic review of the advice processes across the UK wealth management industry. As a result of this review, Coutts & Co, a member of the RBS Group incorporated in England and Wales, decided to undertake a past business review into the suitability of investment advice provided to its clients. This review is ongoing. Coutts & Co is in the process of contacting clients and redress is being offered in appropriate cases. Provision has been made for the estimated liability arising from this programme/review.

Enterprise Finance Guarantee Scheme
The Enterprise Finance Guarantee (EFG) is a government lending initiative for small businesses with viable business proposals that lack security for conventional lending. The RBS Group has identified a number of instances where it has not properly explained to customers how borrower and guarantor liabilities work under the EFG scheme and will now undertake a review of affected and potentially affected customers to determine whether affected customers should be offered redress.  From 2009 to the end of 2014, the RBS Group provided over £940 million of lending under the EFG scheme.

11. Other developments

Rating agencies

Standard & Poor's
On 3 February 2015, Standard & Poor's Rating Services (S&P) downgraded the long term credit rating of The Royal Bank of Scotland Group plc (RBSG plc) to 'BBB-'/'A-3'  from 'BBB'+/'A-2'.  The long term outlook for RBSG plc was changed to stable from negative, reflecting S&P's view that RBS Group has made strong progress over the past 12-18 months in executing its restructuring plan. The long term ratings of The Royal Bank of Scotland plc (RBS plc) and certain of its affiliates were placed on CreditWatch with negative implications.

This action was not specific to RBS Group but reflected S&P's view that extraordinary government support is now unlikely in the case of UK non-operating bank holding companies, and is likely to become less predictable for bank operating companies in the UK under newly enacted legislation that fully implemented the bail-in rules enshrined in the EU's Bank Recovery and Resolution Directive with effect from 1 January 2015.

The long term ratings of Citizens Bank, N.A. and its subsidiary Citizens Bank of Pennsylvania were not impacted as Citizens Bank, N.A. is now considered an insulated subsidiary of RBS plc. Ratings are on a negative outlook.

The ratings for the subordinated, junior subordinated and capital instruments of all RBS Group entities were also not impacted, as they do not benefit from government support.

Notes

11. Other developments (continued)

Rating agencies (continued)

Moody's
On 17 March 2015, Moody's announced multiple rating reviews following the publication of its new bank rating methodology on 16 March 2015. The new methodology affects banking entities globally and reflects, among other things, Moody's lowered expectations about the likelihood of government support for European banks in light of the introduction of the EU Bank Recovery and Resolution Directive. Moody's provided a preliminary indication of the outcome of its review which is to be completed later in 2015. Moody's preliminary indication contemplates that RBSG's long-term senior unsecured and issuer credit ratings would be downgraded by two notches to Ba1 and that the credit ratings of certain RBS Group subsidiaries may also be downgraded. If these downgrades occur, the credit ratings of RBSG and of certain of its subsidiaries would, therefore, be considered to be below-investment grade by that credit agency.

Current RBSG plc and subsidiary ratings are shown in the table below:

	Moody's		S&P		Fitch
	Long term	Short term	Long term	Short term	Long term	Short term

The Royal Bank of Scotland Group plc	Baa2	P-2	BBB-	A-3	A	F1

The Royal Bank of Scotland plc	Baa1	P-2	A-	A-2	A	F1

National Westminster Bank Plc	Baa1	P-2	A-	A-2	A	F1

Citizens Bank, N.A.	A3	P-2	A-	A-2	BBB+	F2

Citizens Bank of Pennsylvania	A3	P-2	A-	A-2	BBB+	F2

RBS Securities Inc.	-	-	A-	A-2	A-	F1

Ulster Bank Ltd	Baa3	P-3	BBB+	A-2	A-	F1

Ulster Bank Ireland Ltd	Baa3	P-3	BBB+	A-2	BBB+	F2

Sale of North American loan portfolio to Mizuho
On 26 February 2015, RBS Group announced that it had entered into a definitive agreement with Mizuho Bank, Ltd. ("Mizuho"), a wholly-owned subsidiary of the Mizuho Financial Group, for the sale of a portfolio of US and Canadian loan commitments. As part of the transaction, the parties also continue to explore the transfer of certain associated derivatives, and the transition from RBS Group to Mizuho of certain coverage banking, debt capital markets, syndicate, and associated capabilities related to these commitments.

The transaction is aligned with the strategic direction RBS Group has announced for its Corporate & Institutional Banking business, which will focus mainly on UK and Western European customers, built on existing product and service strengths. RBS Group will remain engaged in the US, serving a select group of North American clients with strong links into the UK.

Notes

11. Other developments (continued)
The portfolio sold to Mizuho comprises $36.5 billion of loan commitments, including $3.2 billion of drawn assets, as of 31 December 2014. The risk-weighted assets associated with the portfolio business were approximately $8 billion as of 31 December 2014, and it generated profit after tax of $0.1 billion in the year ended on that date. The cash consideration on that basis would be approximately $3.0 billion, generating a loss on disposal of $0.2 billion. Actual cash consideration and loss will depend upon settlement date portfolio balances. Sale proceeds will be used for general corporate purposes.

The transaction is expected to complete before the end of Q2 2015. RBS Group will work closely with Mizuho and our existing clients associated with these loan commitments to ensure an orderly and seamless transition at completion.

Intention to sell part of Citizens Financial Group Inc. stake
On 23 March 2015, RBS Group announced that it intends to sell part of its shareholding in Citizens Financial Group Inc. (CFG) in an underwritten public follow-on offering.

The offering is expected to comprise 115 million shares of CFG common stock, equivalent to 21% of CFG's common stock excluding an over-allotment option. A further 17.25 million shares will be made available by RBS under a 30 day over-allotment option.

If all the CFG shares made available in the offering are sold, assuming no exercise of the over-allotment option, RBS Group's remaining stake would comprise 269.7 million shares, equivalent to 49.3% of CFG's issued common stock. If the over-allotment option is exercised in full, RBS Group's remaining stake would be 252.5 million shares or 46.1% of CFG's common stock.

12. Related party transactions

UK Government
On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group.

The Group enters into transactions with many of these bodies on an arm's length basis. The principal transactions during 2014, 2013 and 2012 included: Bank of England facilities and the issue of debt guaranteed by the UK Government discussed below and the Asset Protection Scheme which the Group exited on 18 October 2012 having paid total premiums of £2.5 billion. Other transactions include the payment of: taxes principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy) and FSCS levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Notes

12. Related party transactions (continued)

Bank of England facilities
The Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

Members of the Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.18% of their average eligible liabilities in excess of £600 million.

National Loan Guarantee Scheme
The Group participated in the National Loan Guarantee Scheme (NLGS), providing loans and facilities to eligible customers at a discount of one per cent. It did not issue any guaranteed debt under the scheme and consequently, it was not committed to providing a particular volume of reduced rate facilities. At 31 December 2014, the Group had no amounts outstanding under the scheme (2013 - nil). The NLGS was superseded by the Funding for Lending Scheme.

The Funding for Lending Scheme
The Funding for Lending Scheme was launched in July 2012. Under the scheme UK banks and building societies are able to borrow UK treasury bills from the Bank of Englandat aprice that depends on the participant's net lending to the UK non-financial sector. As at 31 December 2014, the Group had no amounts outstanding under the scheme (2013 - nil).

Other related parties
(a)   In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

(c) In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

(d)   The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements.

	2014	2013
	£m	£m

Income
Interest receivable	87	158
Interest payable	1,032	1,020
Fees and commissions receivable	7	13
Fees and commissions payable	3	79

Net (expense)/income from discontinued operations	(28)	6

Notes

13. Date of approval
The annual results for the year ended 31 December 2014 were approved by the Board of directors on 25 March 2015.

14. Post balance sheet events
There have been no significant events between 31 December 2014 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Risk factors

Summary of our Principal Risks and Uncertainties
Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Capital and risk management section of the Group's 2014 Annual Report and Accounts. The Group is the principal operating subsidiary of The Royal Bank of Scotland Group. Accordingly, risk factors below which relate to RBSG and the RBS Group will also be applicable to the Bank and the Group. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included in the Group's 2014 Annual Report and Accounts.

●
The RBS Group is implementing a large number of existing and new programmes and initiatives intended to improve the RBS Group's capital position, meet legal and regulatory requirements and result in the RBS Group becoming a safer and more competitive, customer focused and profitable bank. These initiatives include, among other things, the execution of the RBS Group's strategic plan announced in 2013 and 2014 and which includes the implementation of its new divisional and functional structure (the "2013/2014 Strategic Plan") as well as a major investment programme to upgrade and rationalise the RBS Group's information technology ("IT") and operational infrastructure (the "IT and Operational Investment Plan"), further initiatives designed to reduce the size of the RBS Group's balance sheet and de-risk its business, in particular through the divestments of the RBS Group's interest in Williams & Glyn, its remaining stake in Citizens Financial Group, Inc. ("CFG") and the "higher risk and capital intensive assets" in RCR as well as a significant restructuring of the RBS Group's Corporate and Institutional Banking ("CIB") division and of the RBS Group's business as a result of the implementation of the regulatory ring-fencing of retail banking operations (the "ring-fence"). Together, these initiatives are referred to as the "Transformation Plan" and present significant risks for the RBS Group and/or the Group, including the following:

○
The Transformation Plan, and in particular the restructuring of the RBS Group's CIB business and the divestment of certain of the RBS Group's portfolios and businesses, including its remaining stake in CFG, are designed to allow the RBS Group to achieve its capital targets. There is no assurance that the RBS Group will be able to successfully implement these initiatives on which its capital plan depends or that it will achieve its goals within the time frames contemplated.

○
The implementation of the ring-fence will likely result in considerable operational and legal difficulties as it will require a significant restructuring of the RBS Group and its businesses with the possible transfer of a large number of customers between new or existing legal entities. This implementation exercise will be complex, costly, will result in significant changes for the RBS Group's customers and there is no certainty that the RBS Group will be able to implement the ring-fence successfully or in time to meet the regulatory deadline of 2019.

○
The changes to the RBS Group resulting from the implementation of the Transformation Plan will result in major changes to the RBS Group's corporate structure, the delivery of its business activities in the UK and other jurisdictions as well as the RBS Group's business model. Although the goals of the Transformation Plan are for the RBS Group to emerge as a less complex and safer bank, there can be no assurance that the final results will be successful and that the RBS Group  and/or the Group will be viable, competitive, customer focused and profitable banks at the end of this long period of restructuring.

Risk factors

○
The level of structural change required to implement the RBS Group's Transformation Plan is likely to be disruptive and increase operational and people risks for the RBS Group and/or the Group. In addition, the RBS Group will incur significant costs in implementing the Transformation Plan and its and the Group's revenues may also be impacted by lower levels of customer retention and revenue generation following the restructuring of its business and activities. Further, the competitive landscape in which the RBS Group and the Group operate is constantly evolving and recent regulatory and legal changes, including ring-fencing, are likely to result in new market participants. These changes, combined with the changes to the RBS Group's structure and business as a result of the implementation of the Transformation Plan, may result in increased competitive pressures on the RBS Group and/or the Group.

○
Substantial investments are being made in the RBS Group's IT and operational structure through targeted investment and rationalisation programmes as part of the IT and Operational Investment Plan. Any failure by the RBS Group to realise the benefits of this IT and Operational Investment Plan, whether on time or at all, could have a material adverse effect on the RBS Group's  and/or the Group's businesses and their ability to retain or grow their customer business and remain competitive.

●
The RBS Group's ability to implement its Transformation Plan and its and the Group's future success depends on their ability to attract and retain qualified personnel. The Group could fail to attract or retain senior management, which may include members of the Group Board, or other key employees. The RBS Group's changing strategy has led to the departure of many talented staff. Implementation of the RBS Group's Transformation Plan, and in particular of the ring-fence and restructuring of the RBS Group's CIB business, as well as increased legal and regulatory supervision, including the implementation of the new responsibility regime introduced under the Financial Services (Banking Reform) Act 2013 in the UK (the "Banking Reform Act 2013"), including the new Senior Persons Regime, may further hinder the Group's ability to attract or retain senior management and other skilled personnel. Following the implementation of CRD IV and the Government's views on variable compensation, there is now a restriction on the Group's ability to pay individual bonuses greater than fixed remuneration, which may put the Group at a competitive disadvantage. An inability to attract and retain qualified personnel could have an adverse impact on the implementation of the RBS Group's and the Group's strategy and regulatory commitments.

●
The RBS Group has been, and continues to be, subject to litigation and regulatory and governmental investigations that may impact its business, reputation, results of operations and financial condition. Although the RBS Group settled a number of legal proceedings and regulatory investigations during 2014, the RBS Group is expected to continue to have material exposure to litigation and regulatory proceedings in the medium term. The RBS Group also expects greater regulatory and governmental scrutiny for the foreseeable future particularly as it relates to compliance with historical, existing and new laws and regulations.

●
Ahead of the upcoming election in May 2015 in the UK, there is uncertainty around how the policies of the newly elected government may impact the RBS Group, including a possible referendum on the UK's membership of the EU. The implementation of these policies, including the outcome of the EU referendum, could significantly impact the environment in which the RBS Group and/or the Group operate and the fiscal, monetary, legal and regulatory requirements to which they are subject.

●
Operational and reputational risks are inherent in the Group's businesses, but are heightened as a result of the implementation of the RBS Group's Transformation Plan. Employee misconduct may also result in regulatory sanctions and serious reputational or financial harm to the Group.

Risk factors

●
Despite the improved outlook for the global and UK economy over the near to medium-term, actual or perceived difficult global economic conditions, potential volatility in the UK housing market as well as increased competition, particularly in the UK, may create challenging economic and market conditions and a difficult operating environment for the RBS Group's businesses, as it continues to refocus its operations on the UK. These factors, together with continuing uncertainty relating to the recovery of the Eurozone economy and volatile financial markets, in part due to the monetary and fiscal policies and measures carried out by central banks, have adversely affected and may continue to adversely affect the RBS Group's and/or the Group's businesses, earnings, financial condition and prospects.

●
The RBS Group's business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of increasingly stringent regulatory requirements relating to capital adequacy, including those arising out of the implementation of Basel III or future proposals and the uncertainty arising from the consistent implementation of such rules in the various jurisdictions in which the RBS Group operates. Maintaining adequate capital resources and meeting the requisite capital adequacy requirements may prove increasingly difficult and costly and will depend on the RBS Group's continued access to funding sources, including following the implementation of the ring-fence, as well as the effective management of its balance sheet and capital resources.

●
The Group's ability to meet its obligations including its funding commitments depends on the Group's ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise or to do so at a reasonable cost, could adversely affect the Group's financial condition and results of operations. Furthermore, the Group's borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on the credit ratings of RBSG, the Bank, other RBS Group companies and, to a lesser extent, the UK Government's credit ratings.

●
The RBS Group, including the Bank and its subsidiaries, are subject to substantial regulation and oversight and although it is difficult to predict with certainty the effect that the recent regulatory changes, developments and heightened levels of public and regulatory scrutiny will have on the RBS  Group and/or the Group, the enactment of legislation and regulations in the UK, the EU and the US has resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs and has impacted, and will continue to impact, products offerings and business models as well as the risks that the RBS Group and/or the Group may be unable to comply with such requirements in the manner or within the timeframes required. A number of reviews and investigations are currently ongoing in the UK and other jurisdictions in which the Group operates which may result in further legislative changes.

●
The RBS Group or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures, including recapitalisation of the RBS Group or any of its UK bank subsidiaries, through the exercise of the bail-in tool which was introduced in the UK by the Banking Reform Act 2013 and implemented in line with the provisions of the Bank Recovery and Resolution Directive. In the event of the failure of the RBS Group, various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the RBS Group's businesses.

●
The Group is highly dependent on its IT systems, which are currently subject to a significant investment and rationalisation programme. The Group has been and expects to continue to be subject to cyber-attacks which expose the Group to loss of customer data or other sensitive information and which, combined with other failures of the Group's information technology systems, may hinder its ability to service its customers which could result in long-term damage to the Group's reputation, businesses and brands.

Risk factors

●
As a result of the UK Government's majority shareholding in the RBS Group it is able to exercise a significant degree of influence over the RBS Group including on dividend policy, the election of directors or appointment of senior management, remuneration policy and/or limiting the RBS Group's operations. The offer or sale by the UK Government of all or a portion of its shareholding in RBSG  could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of RBSG from the Official List.

●
The RBS Group is required to make planned contributions to its pension schemes and to compensation schemes in respect of certain financial institutions (such as the UK Financial Services Compensation Scheme). Pension contributions may be increased to meet pension deficits or to address additional funding requirements, including those which may arise in connection with the restructuring of the RBS Group's pension plan as a result of the implementation of the ring-fence. The RBS Group may also be required to make further contributions under resolution financing arrangements applicable to banks and investment firms. Additional or increased contributions may have an adverse impact on the RBS Group's results of operations, cash flow and financial condition.

●
The deterioration of the prevailing economic and market conditions and the actual or perceived failure or worsening credit of the Group's counterparties or borrowers and depressed asset valuations resulting from poor market conditions, have adversely affected the Group and could continue to adversely affect the Group if, due to a deterioration in economic and financial market conditions or continuing weak economic growth, it were to recognise or realise further write-downs or impairment charges. Changes in interest rates, foreign exchange rates, oil and other commodity prices also impact the value of the Group's investment and trading portfolios and may have a material adverse effect on the Group's financial performance and business operations.

●
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate. The Group's valuation, capital and stress test models and the parameters and assumptions on which they are based rely on market data inputs and need to be constantly updated to ensure their accuracy. Failure of these models to accurately reflect changes in the environment in which the Group operates or the failure to properly input any such changes could have an adverse impact on the modeled results.

●
Developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

Statement of directors' responsibilities

The responsibility statement below has been prepared in connection with the Group's full Annual Report and Accounts for the year ended 31 December 2014.

We, the directors listed below, confirm that to the best of our knowledge:

•      the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

•      the Strategic report (incorporating the Financial review) includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Philip Hampton Chairman	Ross McEwan Chief Executive	Ewen Stevenson Chief Financial Officer

25 March 2015

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Ross McEwan Ewen Stevenson	Sandy Crombie Alison Davis Morten Friis Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes

Forward looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: RBSG and the Group's  Transformation Plan (which includes the 2013/2014 strategic plan relating to the implementation of the new divisional and functional structure and the continuation of the balance sheet reduction programme including the proposed divestments of Williams & Glyn and Citizens, the information technology and operational investment plan, the proposed restructuring of the CIB business and the restructuring of RBSG and the Group as a result of the implementation of the regulatory ring-fencing regime), as well as restructuring, capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios, liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, Maximum Distributable Amount (MDA), total loss absorbing capital (TLAC), minimum requirements for eligible liabilities (MREL), return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, funding and risk profile; litigation, government and regulatory investigations including investigations relating to the setting of interest rates and foreign exchange trading and rate setting activities; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; the Group's future financial performance; the level and extent of future impairments and write-downs; and RBSG and the Group's exposure to political risks, credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward-looking statements in this document include the risk factors and other uncertainties discussed on pages 46 to 49 of this report. These include the significant risks for the Group presented by the execution of the Transformation Plan; the Group's ability to successfully implement the various initiatives that are comprised in the Transformation Plan, particularly the balance sheet reduction programme including the divestment of Williams & Glyn and its remaining stake in CFG, the proposed restructuring of the CIB business and the significant restructuring undertaken by RBSG and the Group as a result of the implementation of the ring fence; whether the Group will emerge from implementing the Transformation Plan as a viable, competitive, customer-focused and profitable bank; the Group's ability to achieve its capital targets which depend on the Group's success in reducing the size of its business; the cost and complexity of the implementation of the ring-fence and the extent to which it will have a material adverse effect on the Group; the risk of failure to realise the benefit of the Group's substantial investments in its information technology and operational infrastructure and systems, the significant changes, complexity and costs relating to the implementation of the Transformation Plan, the risks of lower revenues resulting from lower customer retention and revenue generation as the Group refocuses on the UK as well as increasing competition.

In addition, there are other risks and uncertainties. These include the Group's ability to attract and retain qualified personnel; uncertainties regarding the outcomes of legal, regulatory and governmental actions and investigations that the Group is subject to and any resulting material adverse effect on the Group of unfavourable outcomes; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which the Group operates; uncertainty relating to how policies of the new government elected in the May 2015 UK election may impact the Group including a possible referendum on the UK's membership of the EU; operational risks that are inherent in the Group's business and that could increase as the Group implements the Transformation Plan; the potential negative impact on the Group's business of actual or perceived global economic and financial market conditions and other global risks; how the Group will be increasingly impacted by UK developments as its operations become gradually more focused on the UK; uncertainties regarding the Group's exposure to any weakening of economies within the EU and renewed threat of default by certain counties in the Eurozone; the risks resulting from the Group implementing the State Aid restructuring plan including with respect to the disposal of certain assets and businesses as announced or required as part of the State Aid restructuring plan; the achievement of capital and costs reduction targets; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; changes in the credit ratings of RBSG, the Bank or other entities of the RBS Group; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; regulatory or legal changes (including those requiring any restructuring of RBSG or the Group's operations); changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes; impairments of goodwill; the high dependence of the Group's operations on its information technology systems and its increasing exposure to cyber security threats; the reputational risks inherent in the Group's operations; the risk that the Group may suffer losses due to employee misconduct; pension fund shortfalls; the recoverability of deferred tax assets by the Group; HM Treasury exercising influence over the operations of the Group; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in RBSG; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Bank does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Additional information

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ("the Act"). The statutory accounts for the year ended 31 December 2013 have been filed with the Registrar of Companies and those for the year ended 31 December 2014 will be filed with the Registrar of Companies following the company's Annual General Meeting. The report of the auditor on those statutory accounts were unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Contact

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 March 2015

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary